First Ecom.com, Inc.
                             902, Henley Building 5
                              Queen's Road Central
                                  Hong Kong SAR

December 17, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      First Ecom.com, Inc.
         Registration Statement on Form 10
         (File No. 0-27753)

Ladies and Gentlemen:

The above-referenced registration statement was filed with the Securities and Exchange Commission by First Ecom.com, Inc. on October 21, 1999. It will automatically become effective on December 20, 1999 in accordance with Section 12(g) of the Securities Exchange Act of 1934. Inasmuch as the staff has not completed their review of the registration statement, they have requested that the registrant withdraw it before it becomes effective on the grounds that the withdrawal would be consistent with the public interest. Accordingly, the registrant hereby applies to withdraw the above-referenced registration statement before it becomes effective.

The registrant will refile the registration statement immediately and will request acceleration of its effective date as soon as the staff have completed their review.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, D. Roger Glenn (212\588-5511) or Marc A. Berger (212\588-5515) of Goodman Phillips & Vineberg.

Very truly yours,

FIRST ECOM.COM, INC.

/s/ JOHN R. BREWER
----------------------------
John R. Brewer, Secretary